UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MARCH 28, 2012

DATE, TIME AND PLACE:

March 28, 2012, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira and José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez - Directors were absent due to justified reasons.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the proposal for declaration of Interest on Company’s Capital, in the amount of R$ 400,000,000.00 (four hundred million reais), according to the proposal of the Board of Executive Officers of March 27, 2012;  (b)  approve the report including the policy and strategy of managing credit risk; (c) approve the report including the policy and strategy of managing market risk; (d) approve the report including the policy and strategy of managing operational risk; and (e)  know the economics-financials results of the Company relative to March, 2012.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

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[Free English Translation]

(a)        Approved, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on March 27, at 10 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2013, of Interest on the Company´s Capital in the gross amount of R$ 400,000,000.00 (four hundred million reais), corresponding to R$ 0.960000960 per batch of one thousand (1,000) ordinary shares, R$ 1.056001060 per batch of one thousand (1,000) preferred shares, and R$ 105.600105800  per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.816000816 per batch of one thousand (1,000) ordinary shares, R$ 0.897600901 per batch of one thousand (1,000) preferred shares, and R$ 89.760089930 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Capital hereby approved will be the ones registered in the Company’s books at the end of March 28, 2012, including. Therefore, as of  March 29, 2012, the Company’s shares shall be traded “Ex- Interest on Capital”. The amount of Interests on Capital approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2012, and shall be paid in a future date to be determined, without any monetary restatement. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)        Approved, pursuant to paragraph first of article 4 of the Resolution # 3.721, of April 30, 2009, of the National Monetary Council, the report including the policy and strategy of managing credit risk;

(c)        Approved, pursuant to paragraph first of article 4 of the Resolution # 3.464, of June 26, 2007, of the National Monetary Council, the report including the policy and strategy of managing market risk;

It is registered that Mr. Oscar Rodriguez Herrero, Company´s Vice-President Executive Officer, responsible for the Credit and Market Risk area, to clarifications related to items (b) and (c) of the Agenda.

 (d)      Approved, pursuant to article 3, item I, of the Resolution  # 2.554, of September 24, 1998, and article 3, 2º paragraph, of the Resolution # 3.380, of June 29, 2006, both issued by National Monetary Council, as well as, article 4º, sole paragraph, of the Circular # 249, of  February 20, 2004, of the Superintendency of Private Insurance, the Company’s and its controlled companies’ report of managing operational risk, technological, business maintenance, and evaluation of internal controls, related to the semester ending on December 31, 2011; and

It is registered that Mr. Angel Oscar Agallano, Company´s Vice-President Executive Officer, responsible for the Operational Risk area, to clarifications related to item (d) of the Agenda.

(e)        Finally,  knew the economics-financials results of the Company relative to March, 2012.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, March 28, 2012. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  Messrs. José de Menezes Berenguer Neto; José de Paiva Ferreira and José Roberto Mendonça de Barros; and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

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[Free English Translation]

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 28, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer